Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Mirant — RRI Energy Merger
Frequently Asked Questions
1.	Why are we doing this transaction?

This is an excellent opportunity to combine two highly complementary companies with a shared strategic vision and focus on operational excellence. Merging our companies will create a stronger, more competitive business, with increased operational and geographic diversity that is better able to provide opportunities for employees. We also believe this transaction creates significant value in the near-term for our stockholders. In essence, the stockholders of each company will be invested in the same business with a more efficient, scaled structure.

2.	Of all the various options in the industry, why are RRI Energy and Mirant the most well suited to combine?

Our companies fit very well together both culturally and operationally. Importantly, both companies have financial flexibility, strong balance sheets and sizeable cash balances. The combined company retains upside exposure to higher commodity prices and improved market conditions.

3.	What is the new name?

The new name is GenOn Energy. The name is active and forward-looking and represents what this company will strive to achieve — generation operations that are reliable (always on).

4.	What are the terms of the transaction?

This is an all-stock transaction. Mirant stockholders will receive a fixed ratio of 2.835 shares of RRI Energy common stock for each share of Mirant common stock they own. The ratio represents an at-market transaction based on the volume-weighted average price for the preceding 10 trading days. Upon closing, which is expected before the end of the year, Mirant stockholders will own approximately 54% of the equity of the combined company and RRI Energy stockholders will own approximately 46%.

5.	When do you expect the transaction to close?

We expect the transaction to close before the end of the year.

6.	Will you be closing plants? Where?

We have no plans to close any plants as a result of the transaction.

7.	Who will be holding the executive leadership positions in GenOn?

Ed Muller, chairman and CEO of Mirant, will be chairman and CEO of GenOn through 2013, when he plans to retire. Mark Jacobs will be president and COO and is to succeed Ed as CEO in 2013. Bill Holden from Mirant will be chief financial officer and Mike Jines from RRI Energy will be general counsel. Dave Freysinger from RRI Energy will manage plant operations while Robert Gaudette from Mirant will oversee commercial operations. Anne Cleary from Mirant will be responsible for asset management.

8.	Who will have primary responsibility for the integration process?

An Integration Steering Committee has been identified to oversee bringing together the two companies and will be co-chaired by Mark Jacobs and Bill Holden from Mirant. The integration planning process is already underway.

9.	Where will GenOn be headquartered?

GenOn’s headquarters will be in Houston; however a portion of its commercial operations and attendant support will be based in Atlanta.

10.	Why are you leaving commercial operations in Atlanta?

Mirant has a proven track record in proprietary trading which we’ll take advantage of as a combined company.

11.	Why will the headquarters be in Houston?

There are merits to both Houston and Atlanta as the corporate headquarters. After many discussions and much analysis about how best to bring the two companies together, we determined that Houston was the right place for the new company.

12.	How many jobs do you expect to be affected? In which areas?

We are focused on the overlap in G&A and corporate support costs. While there will be job dislocations, we are committed to treating people fairly. We are not prepared to disclose a specific number of impacted positions at this time.

13.	Will I have a job at the combined company?

We understand that this announcement has raised a lot of questions, and while integration planning is already underway, it is too early to know for sure how the integration process will affect individual employees.

An Integration Steering Committee has been identified to oversee bringing together the two companies and will be co-chaired by Mark Jacobs and Bill Holden. We expect to make most organizational and personnel decisions within the next 60 days, and will keep you apprised of new developments.

At this point, the best and most important thing for all of us to do is to remain focused on our work.

14.	Will there be new job opportunities immediately available as a result of the transaction?

It is too early to talk specifically about how the integration process might affect individual employees. That said, we can tell you that there may be new job opportunities for certain individuals and that we expect to make most organizational and personnel decisions within the next 60 days.

15.	If I don’t have a job, will I receive a severance package?

We are committed to treating our employees fairly and respectfully and will make decisions regarding employee benefits accordingly. We have existing severance plans in place and plan to honor them.

16.	Where can I see a copy of the Company’s severance plans?

RRI employees can request a copy of the Company’s severance plan for non-bargaining employees from Human Resources.

17.	Which company’s benefits packages will GenOn offer?

It is too early in the process to talk specifically about employee benefits but please be assured that both companies take pride in treating their employees fairly and remain committed to doing so. Part of the integration process will include a detailed review of both companies’ benefit plans and a determination of the appropriate benefits plans for GenOn employees going forward. Until that decision is made, employees will continue to be covered under their current plans. We are, and will continue to be, competitive in the marketplace.

18.	Will there be any changes to our compensation or how our pay is administered?

Remember, we continue to operate as stand alone companies until the transaction closes — until that time it is business as usual. We promise to inform you of any changes in a timely way. We are, and will continue to be, competitive in the marketplace.

19.	Will there be any changes to paid time off benefits such as vacation, personal days or holidays?

Part of the integration process will include a detailed review of both companies’ benefit plans and a determination of the appropriate benefits plans for GenOn employees going forward. Until that decision is made, employees will continue to be covered under their current plans and policies.

20.	Will there be a retention program?

Our current severance plans should address most retention issues. We will evaluate further on a case by case basis.

21.	What will happen to the 401(k) plan?

Part of the integration process will include a detailed review of both companies’ benefit plans and a determination of the appropriate benefits plans for GenOn employees going forward. Until that decision is made, employees will continue to be covered under their current plans and policies. We can assure you, however, that there will be no impact to vested amounts in individuals’ 401(k) plans.

22.	What will happen to our equity grants?

Outstanding employee equity for both companies will vest fully upon completion of the merger.

23.	What will happen to the collective bargaining agreements?

We will honor our union contracts.
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Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and RRI Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about

Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.